

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Richard Kim
Vice President and Chief Financial Officer
Green Visor Financial Technology Acquisition Corp. I
88 Kearny Street, Suite 850
San Francisco, CA 94108

      Re: Green Visor Financial Technology Acquisition Corp. I
          Registration Statement on Form S-1
          Filed October 12, 2021
          File No. 333-260199

Dear Mr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 12, 2021

Provisions in our amended and restated memorandum and articles of association, page 81

1. We note from your disclosure on page 80 related to the Cayman Islands exclusive forum provision that the forum selection provision in your amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim. However, the exhibit does not seem to state clearly that the provision does not apply to actions arising under the Securities Act or Exchange Act. Please revise Section 185(b) of the exhibit accordingly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance